SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2009

Commission File Number 0-28860

NET SERVIÇOS DE COMUNICAÇÃO S.A.
(Exact name of registrant as specified in its charter)

Net Communications Services Inc.
(Translation of Registrant's name into English)

Rua Verbo Divino, 1356
04719-002 - São Paulo-SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):82-___

Unaudited Condensed Consolidated
Interim Financial Statements

Net Serviços de Comunicação S.A.

June 30, 2009
with Report of Independent Registered Public Accounting
Firm

Net Serviços de Comunicação S.A.

Condensed consolidated interim financial statements (Unaudited)

June 30, 2009 and December 31, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Net Serviços de Comunicação S.A.

1.
We have reviewed the condensed consolidated balance sheets of Net Serviços de Comunicação S.A. and subsidiaries as of June 30, 2009, the related condensed consolidated statements of income for the three-month and six-month periods ended June 30, 2009 and 2008, and the condensed consolidated statements of changes in stockholders’ equity and comprehensive income and cash flows for the six-month periods ended June 30, 2009 and 2008. These financial statements are the responsibility of the Company’s management.

2.
We conducted our review in accordance with the standards of the Public Company Accounting Oversight Board (United States). A review of interim financial information consists principally of applying analytical review procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with the standards of the Public Company Accounting Oversight Board, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.
Based on our review, we are not aware of any material modifications that should be made to the condensed consolidated interim financial statements referred to above for them to be in conformity with U.S. generally accepted accounting principles.

4.
We have previously audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Net Serviços de Comunicação S.A. and subsidiaries as of December 31, 2008, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the year then ended (not presented herein) and in our report dated February 10, 2009, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 2008, is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

São Paulo, Brazil, July 21, 2009.

ERNST & YOUNG
Auditores Independentes S.S.
CRC-2SP015199/O-6

B. Alfredo Baddini Blanc
Partner

Net Serviços de Comunicação S.A.

Condensed consolidated balance sheets
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

	June 30,	December 31,
	2009	2008

Assets	(Unaudited)
Current assets
Cash and cash equivalents	US$ 275,154	US$ 315,310
Trade accounts receivable, net of allowance for doubtful accounts of US$26,715 at June 30, 2009 and US$16,245 at December 31, 2008	207,806	161,933
Inventories	27,623	26,426
Deferred income taxes	12,984	7,173
Recoverable income taxes	50,216	42,943
Prepaid expenses	15,691	11,565
Other current assets	7,308	5,473

Total current assets	596,782	570,823

Non-current assets
Property and equipment, net	1,343,128	1,023,839
Goodwill	983,846	814,884
Intangible assets	367,458	292,266
Deferred income taxes	55,593	66,850
Judicial deposits	59,651	47,464
Recoverable income taxes	18,136	21,524
Other non-current assets	4,934	4,306

Total non-current assets	2,832,746	2,271,133

Total assets	US$ 3,429,528	US$ 2,841,956

	June 30,	December 31,
	2009	2008

Liabilities and stockholders’ equity	(Unaudited)
Current liabilities
Trade accounts payable	US$ 105,701	US$ 127,664
Accounts payable to programmers	79,952	63,508
Income taxes payable	33,969	34,648
Sales taxes payable	53,426	47,166
Payroll and related charges	65,581	68,753
Current portion of long-term debt	26,532	16,567
Interest payable	9,344	9,890
Deferred revenue	104,772	83,431
Accrued expenses	1,977	25,029
Other liabilities	54,322	18,439

Total current liabilities	535,576	495,095

Non-current liabilities
Long-term debt, less current portion	816,812	730,333
Deferred sign-on, hook-up fee and programming benefits	61,425	45,329
Estimated liability for tax, labor and civil claims and assessments	385,361	297,790
Accrued expenses and other liabilities	53,561	33,982

Total non-current liabilities	1,317,159	1,107,434

Total liabilities	1,852,735	1,602,529

Stockholders’ equity
Preferred stock, no par value	2,381,935	2,373,572
Common stock, no par value	1,004,139	987,414
Additional paid-in capital	13,571	38,659
Accumulated deficit	(1,698,118)	(1,781,395)
Accumulated other comprehensive loss	(124,734)	(378,823)

Total stockholders’ equity	1,576,793	1,239,427

Total liabilities and stockholders’ equity	US$ 3,429,528	US$ 2,841,956

See accompanying notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Condensed consolidated statements of income (Unaudited)
June 30, 2009 and 2008
(Thousands of United States dollars, except per share and share amounts)

	Three months ended June 30		Six months ended June 30

	2009	2008	2009	2008

Total revenue	US$ 706,911	US$ 703,737	US$ 1,318,150	US$ 1,328,164
Taxes and other deductions from revenues	(175,276)	(165,003)	(319,912)	(311,662)

Net operating revenue	531,635	538,734	998,238	1,016,502

Programming and other operating costs excluding depreciation and amortization:
Third party providers	(33,455)	(41,452)	(70,569)	(79,145)
Related parties	(88,096)	(82,864)	(157,110)	(162,708)
Other operating costs	(147,988)	(129,461)	(264,584)	(239,730)
Selling, general and administrative expenses	(121,843)	(137,429)	(232,598)	(255,578)
Depreciation and amortization	(71,561)	(73,956)	(133,142)	(140,495)
Other expense	(3,064)	(8,943)	(14,818)	(10,480)

Total operating costs and expenses	(466,007)	(474,105)	(872,821)	(888,136)

Operating income	65,628	64,629	125,417	128,366

Other income (expenses):
Monetary indexation, net	481	(833)	377	(739)
Gain on exchange rate, net	62,517	15,501	65,118	18,205
Interest expense	(20,204)	(20,432)	(40,645)	(38,690)
Interest income	7,505	12,235	16,275	22,791
Financial expense, net	(38,788)	(11,837)	(43,559)	(15,316)

Total other expenses, net	11,511	(5,366)	(2,434)	(13,749)

Income before income taxes	77,139	59,263	122,983	114,617

Income tax	(24,905)	(31,837)	(39,706)	(61,575)

Net income	US$ 52,234	US$ 27,426	US$ 83,277	US$ 53,042

Net earnings per common share basic and diluted	US$ 0.14	US$ 0.08	US$ 0.23	US$ 0.15

Net earnings per preferred share basic and diluted	US$ 0.16	US$ 0.08	US$ 0.25	US$ 0.16

Weighted average number of common shares outstanding	114,459,685	114,276,393	114,140,709	113,858,360

Weighted average number of preferred shares outstanding	228,390,583	224,349,394	227,752,632	224,139,993

See accompanying notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Condensed consolidated statements of changes in stockholders’ equity and Comprehensive income
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

	Number of shares issued		Capital stock			Additional paid-in capital	Accumulated deficit	Accumulated other comprehensive gain (loss) - only CTA	Total

	Preferred	Common	Preferred	Common	Total

Balance at December 31, 2007	223,120,007	111,822,137	US$ 2,359,660	US$ 959,641	US$ 3,319,301	US$ 79,188	US$ (1,804,601)	US$ 29,819	US$ 1,623,707

Exchange of tax benefit contributed by stockholders for shares January 31, 2008	2,454,256	1,229,387	13,912	27,773	41,685	(41,685)	-	-	-

Tax benefit contributed by stockholders	-	-	-	-	-	1,156	-	-	1,156

Change in cumulative translation adjustment for the year	-	-	-	-	-	-	-	(408,642)	(408,642)

Net income for the year	-	-	-	-	-	-	23,206	-	23,206

Balance at December 31, 2008	225,574,263	113,051,524	US$ 2,373,572	US$ 987,414	US$ 3,360,986	US$ 38,659	US$ (1,781,395)	US$ (378,823)	US$ 1,239,427

Exchange of tax benefit contributed by stockholders for shares January 31, 2009	2,816,320	1,408,161	8,363	16,725	25,088	(25,088)	-	-	-

Change in cumulative translation adjustment for the period	-	-	-	-	-	-	-	254,089	254,089

Net income for the period	-	-	-	-	-	-	83,277	-	83,277

Balance at June 30, 2009 (unaudited)	228,390,583	114,459,685	US$ 2,381,935	US$ 1,004,139	US$ 3,386,074	US$ 13,571	US$ (1,698,118)	US$ (124,734)	US$ 1,576,793

							Six-months period ended June 30,
							2009	2008

				Net income for the period			US$ 83,277	US$ 53,042
				Cumulative translation adjustments			254,089	186,684

				Total comprehensive income (unaudited)			US$ 337,366	US$ 239,726

See accompanying notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Condensed consolidated statements of cash flows (Unaudited)
June 30, 2009 and 2008
(Thousands of United States dollars)

	Six-month period ended June 30,

	2009	2008

Operating activities
Net income for the period	US$ 83,277	US$ 53,042
Adjustments to reconcile net income to net cash provided by
Operating activities:
Amortization of deferred sign-on and hook-up fee revenues	(139)	(1,825)
Exchange losses, monetary indexation and interest expense, Net	14,692	36,454
Depreciation and amortization	133,142	140,495
Deferred income taxes	8,935	38,534
Write off and disposal of assets, net	6,235	1,230
Estimated liability for tax, labor and civil claims and assessments	11,047	(17,113)
Increase/decrease in operating assets and liabilities
Trade accounts receivable	(6,605)	(23,453)
Recoverable income taxes	5,809	6,713
Short-term investments	-	2,747
Prepaid expenses and other assets	1,703	(9,197)
Accounts payable to suppliers and programmers	(38,018)	5,857
Income taxes payable	(7,078)	4,983
Payroll and related charges	(7,327)	18,701
Sales taxes, accrued expenses and other liabilities	(12,476)	31,277

Net cash provided by operating activities	193,197	288,445

Investing activities
Acquisition of property and equipment	(212,563)	(217,358)
Acquisition of investments, net of cash acquired	(48,024)	-
Proceeds from sale of equipment	351	238

Net cash used in investing activities	(260,236)	(217,120)

Financing activities
Repayments of short-term debt	(52,626)	(38,508)
Issuances of long-term debt	24,347	16,508
Issuances of related party debt	-	200,000

Net cash (provided by) used in financing activities	(28,279)	178,000

Effect of exchange rate changes on cash and cash equivalents	55,162	39,048

Net increase (decrease) in cash and cash equivalents	(40,156)	288,373
Cash and cash equivalents at beginning of the period	315,310	319,063

Cash and cash equivalents at end of the period	US$ 275,154	US$ 607,436

Supplemental disclosure of cash flow information
Cash paid for income taxes	US$ 36,188	US$ 18,636
Cash paid for interest	US$ 44,224	US$ 36,876
Exchange of tax benefit contributed by shareholder for shares	US$ 25,088	US$ 41,685

See accompanying notes to unaudited condensed consolidated interim financial statements.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

1. Operations

Net Serviços de Comunicação S.A. is a publicly held corporation organized under the laws of Brazil. The Company controls a group of cable subscription television companies, together referred to as “Net Serviços” or “the Company”, and is the leading cable television Multiple System Operator (MSO) in Brazil. The shares of Net Serviços de Comunicação S.A. are traded on the São Paulo and Madrid Stock Exchanges, and its American Depositary Share receipts or ADS are traded on the NASDAQ National Market.

The Company provides cable television services under the “NET” brand name and high-speed Internet access under the “NET VIRTUA” brand name through several cable networks located in the country’s largest cities. The Company and Empresa Brasileira de Telecomunicações S.A. – Embratel (Embratel), a subsidiary of Teléfonos del México S.A. de C.V. (Telmex), jointly provide voice service under the “NET FONE VIA EMBRATEL” brand name.

On April 22, 2009, through Resolution No. 528, Anatel (regulatory agency) prohibited pay-television providers from charging subscribers for more than one outlet per household. The resolution states that only specific events, such as installation, repair of the internal network and of the converters and decoders of the signal or similar equipment could be charged by operators of cable TV. That resolution had no practical effect, since there is an injunction granted by the Federal Court of Brasilia, through the “Associação Brasileira de TV por Assinatura”, or the ABTA (The Brazilian Pay TV Association), allowing the Company to continue charging the additional outlets. The injunction was issued in June 2008, when the regulatory agency first attempted to prohibit the charge for more than one outlet per household. The rationale followed by the Federal Court of Brasilia in granting the injunction was that the Resolution was not clear as to what is allowed to be charged by the pay tv companies.

On April 30, 2009, the subsidiaries 614 Telecom, Interior Linha and TVC Oeste Paulista were merged into Net Serviços de Comunicação S.A..

Acquisition

On June 30, 2009 following the regulatory approval by the Brazilian National Telecommunications Agency (ANATEL), the Company consummated the acquisition of the control of ESC90 Telecomunicações Ltda. (ESC 90), a pay TV and broadband provider in the cities of Vitória and Vila Velha, Espírito Santo State in Brazil, as explained in Note 4.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

2. Basis of presentation

The accompanying condensed consolidated interim financial statements have been prepared in accordance with generally accepted accounting principles in the United States of America (USGAAP), which differ in certain aspects from the accounting practices adopted in Brazil (BRGAAP) applied by the Company in the preparation of its statutory financial statements and for other legal and regulatory purposes. The consolidated financial statements for statutory purposes are prepared in Brazilian reais.

The condensed consolidated interim financial statements as of and for the six-month period ended June 30, 2009 are unaudited. However, in the opinion of management, these financial statements include all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of the consolidated financial position, results of operations and cash flows for the interim periods presented. The results for six-month period ended June 30, 2009 are not necessarily indicative of the results to be expected for the entire year.

These unaudited condensed consolidated interim financial statements have been prepared on substantially the same basis as the consolidated financial statements as of and for the year ended December 31, 2008 and should be read in conjunction therewith.

The year-end condensed consolidated balance sheet data was derived from audited financial statements, but does not include all disclosures required by USGAAP.

The Brazilian real (R$) appreciated 16,49% against the US Dollar (US$) during the six-month period ended June 30, 2009 resulting in an exchange gain of US$65,118 mainly derived from the Company’s long-term dollar denominated debt of US$350,000. Due to the long-term nature of its debt and hedged exposure on short-term US dollar denominated obligations, the Brazilian real devaluation does not have immediate impact on the Company´s liquidity. See note 9 – Financial Instruments. The exchange rate of the R$ to the US$ was R$1.9516:US$ 1.00 at June 30, 2009, R$2.3370:US$ 1.00 at December 31, 2008 and R$ 1.9043:US$ 1.00 at July 21, 2009.

Management has evaluated subsequent events through July 21, 2009, the same date when the consolidated interim financial statements were issued.

3. Inventories

Inventories are comprised, as follows:

	June 30, 2009	December 31, 2008

Consumable material	US$ 14,595	12,301
Parts and maintenance materials	13,028	14,125

	US$ 27,623	26,426

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

4. Business combinations

Acquisition of ESC 90

On June 30, 2009, the Company acquired for US$50,061 cash, 100% of the outstanding quotas of ESC 90 which have operations in the Pay-TV and broadband internet market. The purchase price is subject to adjustment based on the results of an ongoing computation of the fluctuation of the working capital of the acquired company. Management expects that any such adjustment will be immaterial. The transaction resulted in the recognition of goodwill in the amount of US$14,156, based on a preliminary estimate of the fair value of the assets acquired and liabilities assumed, which is attributed to expected future profits and is deductible for tax purposes. The assigned value of assets acquired and liabilities assumed will be determined based on ongoing appraisals.

The acquisition has been accounted for using the purchase method and the financial results of ESC90 will be included in the Company’s Consolidated Financial Statements as from July 1, 2009.

The acquisition of ESC 90 will allow the Company to increase its operational geographical area in prosperous areas of the country. Management believes the benefits of the transaction will include the opportunity to increase the pay TV revenues by offering content at attractive terms, launching its digital platform in markets covered by ESC 90 and strengthening its broadband platform in important markets in the cities served by ESC 90. Management also believes the Company will benefit over the medium term through cost reductions and operational and financial synergies and the acquisition will improve its competitive position among current and future competitors.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

4. Business combinations (Continued)

The following table summarizes the fair value of assets acquired and liabilities assumed:

Esc 90

Assets
Fixed assets	20,739
Customer relationship subscribers – intangible	15,920
Customer relationship telecom – intangible	1,711
Licenses – intangible	15,203
Other assets	4,429

Total assets acquired	US$ 58,002

Liabilities
Contingencies	US$ 8,407
Other liabilities	3,054
Deferred income tax	10,636

Total liabilities assumed	US$ 22,097

Net assets acquired	US$ 35,905
Purchase price net of cash acquired	US$ 50,061

Goodwill	US$ 14,156

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

4. Business combinations (Continued)

The following table presents pro-forma unaudited financial information as if the acquisition of ESC 90 had occurred as of the beginning of the year. The pro forma information is not intended to represent or be indicative of combined results which would have occurred had the transactions actually been consummated on the date indicated above and should not be taken as representative of the consolidated results of operations which may occur in the future.

	June 30,

	2009	2008

Net Sales	US$ 1,011,199	US$ 1,030,810
Net Income	84,085	54,249
Net income per common share, basic and diluted	US$ 0.23	US$ 0.15
Net income per preferred share, basic and diluted	US$ 0.25	US$ 0.17

Acquisition of BIGTV Companies

On December 29, 2008, the Company acquired 100% of the outstanding shares and quotas of 614 Telecomunicações Ltda. and its subsidiaries which have operations in the Pay-TV and Broadband Internet market under the “BIGTV” brand name (“BIGTV Companies”). The purchase price of US$163,559 as reported in the December 31, 2008 consolidated financial statements has been adjusted to a final purchase price, fully paid, of US$159,509 during the quarter ended March 31, 2009. As a result, the goodwill determined based on the preliminary purchase price allocation has been adjusted from US$102,513 to US$98,166. The goodwill is attributed to expected future profits and is deductible for tax purposes. The assigned value of assets acquired and liabilities assumed will be determined based on ongoing appraisals. The Company incurred acquisition costs of US$2,392, which are included in the purchase price.

The acquisition has been accounted for using the purchase method and the financial results of BIGTV Companies have been included in the Company’s Consolidated Financial Statements as from December 29, 2008.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

5. Related party transactions

The balances with related parties as well as revenues and operating costs and expenses as of June 30, 2009 and December 31, 2008 are as follows:

	Trade accounts		Trade accounts payable
	receivable		and programmers

	June	December	June	December
Related companies	30,2009	31,2008	30,2009	31,2008

Emp. Brasil. de Telecom. S.A – Embratel	US$ 7,802	7,427	72,318	52,218
Net Brasil S.A.	-	-	47,766	37,513
Globosat Programadora Ltda.	-	86	5,820	4,477
Editora Globo S.A.	-	-	462	424
Other	-	-	278	431

Total	US$ 7,802	7,513	126,644	95,063

	Six-months period ended June 30,

	Service		Operating costs and
Related companies	Revenues		expenses

	2009	2008	2009	2008

Emp. Brasil. de Telecom. S.A – Embratel	US$ 92,275	65,479	(56,026)	(41,183)
Net Brasil S.A.	-	-	(155,673)	(149,765)
Globosat Programadora Ltda.	416	546	(1,437)	(12,943)
Banco Inbursa S.A. (related party)	-	-	27,505	(532)
Other	-	-	(4,391)	(9,111)

Total	US$ 92,691	66,025	(190,022)	(213,534)

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

6. Debt

Debt is comprised as follows:

		Effective interest rate per year		Outstanding balances as of

		June	December	June	December
	Currency	30,2009	31, 2008	30,2009	31, 2008

Debentures - 6th public issuance	R$	10,98%	13.07%	US$ 297,192	US$248,181
Perpetual Notes	US$	11,75%	11.75%	150,000	150,000
Bank credit notes	R$	11,53%	13.62%	87,108	72,743
FINAME	R$	9,15%	9.15%	109,044	75,976
Banco Inbursa S.A. (related party)	US$	9,22%	9.22%	200,000	200,000

				843,344	746,900
Less current portion				(26,532)	(16,567)

Long-term debt				US$ 816,812	US$ 730,333

The long-term debt maturities, excluding the perpetual notes, which have no scheduled maturity, are as follows:

Year falling due	Consolidated

2010	US$ 89,949
2011	192,709
2012	98,258
2013	85,071
2014	825
2017-2019	200,000

Total	US$ 666,812

7. Earnings per share

The following table sets forth the computation of earnings per share for the period ended June 30, 2009 and 2008 (in thousands, except per share amounts):

	Three months ended June 30,		Six months ended June 30,

	2009	2008	2009	2008

Numerator
Net income	US$ 52,234	US$ 27,426	US$ 83,277	US$ 53,042

Denominator
Weighted average number of common shares	114,459,685	114,276,393	114,140,709	113,858,360
Weighted average number of preferred shares	228,390,583	224,349,394	227,752,632	224,139,993
10% - Preferred shares	1.10	1.10	1.10	1.10
Weighted average number of preferred shares
Adjusted	251,229,641	246,784,333	250,527,895	246,553,992

Denominator for basic earnings per share	365,689,326	361,060,726	364,668,604	360,412,353

Basic earnings per common share	US$ 0,14	US$ 0.08	US$ 0,23	US$ 0.15
10% - Preferred shares	1.10	1.10	1.10	1.10
Basic earnings per preferred shares	US$ 0,16	US$ 0.08	US$ 0,25	US$ 0.16

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

8. Estimated liability for tax, labor and civil claims and assessments

Taxes and contributions, determined and withheld by the Company and its subsidiaries, as well as their tax, and corporate records and tax returns, are subject to examination by tax authorities during different expiration periods, pursuant to applicable legislation.

The Company and its subsidiaries are party to certain legal proceedings involving tax, labor, civil and other claims, arising in the ordinary course of business.

While it is impossible to determine with certainty the ultimate outcome of these matters, management has established reserves when it can reasonably estimate probable losses based on its analysis of the pending disputes and on the opinion of its legal counsel.

The estimated liability for tax, labor and civil claims and assessments is comprised as follows:

	June 30, 2009	December 31, 2008

Tax related matters	US$ 339,577	US$ 262,842
Labor related claims	25,020	19,985
Civil related claims	20,764	14,963

Total	US$ 385,361	US$ 297,790

The activity for tax, labor and civil claims and assessments is as follows:

	Labor	Civil	Tax	Total

Balances at December 31, 2008	US$ 19,985	14,963	262,842	297,790
Additions	4,117	5,774	17,729	27,620
Interest	273	49	7,498	7,820
Deletions	(3,450)	(2,990)	(8,643)	(15,083)
Additions ESC90	148	13	8,246	8,407
Currency translation adjustment	3,947	2,955	51,905	58,807

Balances at June 30, 2009	US$ 25,020	20,764	339,577	385,361

In connection with certain proceedings, the Company was required to place deposits with the related judicial court. These judicial deposits will only be released upon a favorable final court decision. The aggregate amount of deposits made related thereto is US$59,651 (US$47,464 on December 31, 2008), which is available to offset payments required under ultimate unfavorable court decisions.

The company is also involved in contingencies relating to tax matters, which have not been recorded, considering their current stage and the likelihood of favorable outcomes, in the amount of US$119,629 (US$100,476 at December 31, 2008).

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

8. Estimated liability for tax, labor and civil claims and assessments (Continued)

Labor proceedings arise primarily from employees of subcontractors, in conjunction with the high turnover in the industry. Management has recorded estimated probable losses arising from these proceedings. Labor claims and assessment expense are recorded as selling, general and administrative expenses in the income statement.

Civil proceedings arise in the normal course of business and correspond mainly to indemnifications for moral and material damages sought by subscribers, as well as public lawsuits related to the revision of certain provisions of the cable subscription agreement and subscription price realignment. Management has recorded estimated probable losses on civil proceedings. Civil claims and assessments expenses are recorded as selling, general and administrative expenses in the income statement.

Following is a description of the Company’s major indirect tax related matters:

The Company and its subsidiaries have questioned in court, the constitutionality of the legislation that increases the basis of calculation for PIS and COFINS social fund contributions to include financial and other revenues in addition to operating revenues and the increase of the rate. Management has recorded estimated losses arising from this dispute in the amount of US$90,271 (US$71,219 at December 31, 2008).

The Senior Notes and Floating Rate Notes (Notes) are not subject to Withholding Tax (IRRF) and Tax on Financial Operations (IOF), as long as the average term is not less than 96 months. As result of the fact that some note holders exercised their rights in advance, the Company established a reserve of US$72,740 (US$60,682 at December 31, 2008) related to these taxes.

The Company and its subsidiaries have centralized cash management and cash transfers made under a current intercompany account. Based on the opinion of its external legal counsel, management understands that such transfers are not subject to Financial Operations Tax (IOF) charges. However, in view of certain adverse court decisions as to the applicability of this law, management has recorded estimated liabilities of approximately US$25,145 (US$19,262 at December 31, 2008).

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

8. Estimated liability for tax, labor and civil claims and assessments (Continued)

All states in which Net Serviços subsidiaries operate, except for the State of Rio Grande do Sul, adhered to the provisions in the ICMS Agreement 57/99, which authorized a reduction in the ICMS tax rate on subscription television services as compared to the ICMS tax rate on other telecommunication services of 25%. The current ICMS tax rate under this Agreement is 10%. The State of Rio Grande do Sul is taxing such services at the rate of 12%. The Company is judicially challenging the rate of 12% and is making judicial deposits of the amounts in excess of the rates in effect under the ICMS Agreement 57/99. On June 30, 2009, court deposits and accrued liabilities under litigation amounts to US$26,090 (US$20,586 at December 31, 2008).

The subsidiary Net Rio Ltda. received a tax assessment notice from the State Tax Authority in the amount of US$26,456 (US$22,093 in 2008) relating to the states sales tax (ICMS). The assessment is based on the Tax Authorities understanding that as a result of delaying the payment of the ICMS tax during the period from November 2001 to October 2002, the Company lost its rate reduction benefit. Management, supported by the opinion of its external legal counsel, has presented its defense against the assessment. Management understands that the Company has meritorious and substantial defense arguments. Estimated losses related to this assessment amount to US$16,234 (US$13,139 on December 31, 2008).

The operating subsidiaries Vivax and BigTV Companies are challenging the taxation of ICMS tax rate on access provider’s revenues and also on the revenues. The Company recorded a provision in the amount of US$42,427 (US$36,987 on December 31, 2008) related to this matter.

The Company’s operating subsidiaries are challenging in court the collection, by municipalities of various locations in which it operates, of taxes for the use of land on which poles are placed for sustaining signal transmission cables. Management believes that the collection of such taxes presents various constitutional and legal irregularities and is not recording reserves related to these taxes.

The Company and some of its consolidated cable operating subsidiaries provided letters of credit in the amount of US$145,334 (US$120,851 on December 31, 2008) to the state and federal tax authorities as a collateral for the amounts under litigation.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

9. Financial instruments

a) General

The Company and its subsidiaries are exposed to market risk arising from their operations and use derivative financial instruments to mitigate these risks. The Company’s revenues are substantially generated in Brazilian reais, while the Company has debt, interest and accounts payable to suppliers of equipment and programming denominated in foreign currencies. Therefore these amounts are exposed to exchange rate risk, particularly related to the US Dollar. The fair value of the principal financial assets and liabilities of the Company was determined on the basis of information available in the market and appropriate valuation methods. These assets are managed with a strong focus on protection, security and liquidity. The control policy provides for continual monitoring of the contracted rates versus prevailing market rates. The Company and its subsidiaries do not make investments of a speculative nature in derivative or any other risk assets.

The Company has a formal policy for risk management. An active Financial Committee, created to support the Company’s Administration Board, is comprised of one member of each principal stockholder (Globo and Embratel) and one member from management. The Committee oversees the activities related to the Company’s financial investments, debts and management risks, and reports on a periodic basis to the Administration Board.

b) Fair value

The book value and fair value of Company’s debt are shown below:

	June 30, 2009

	Book value	Fair value

Liabilities
Debt – Including Interests
Debentures 6ª issue	299,489	300,428
Perpetual notes	151,454	132,779
Finame	109,709	109,709
Banco Inbursa S.A	203,654	206,374
Bank credit notes	88,382	88,692

Total liabilities	US$ 852,688	837,982

The Company’s debt fair values have been calculated based on the estimated cost to pay the outstanding obligations at June 30, 2009, which considered the contractual penalties applicable for early payments.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

9. Financial instruments (Continued)

b) Fair value – (Continued)

Based on management’s estimation, debt agreements with similar characteristics, if issued on June 30, 2009, would have a higher effective interest rate when compared to the Company’s current debt agreements considering the current market conditions.

c) Risks that affect the Company and its subsidiaries’ business are as follows

Foreign exchange rate risk

The Company and subsidiaries’ results are exposed to fluctuations related to the effects of the foreign exchange rates on liabilities denominated in foreign currencies, principally the US dollar. Transactions with certain equipment suppliers are denominated in foreign currencies, principally the US dollar. The Company’s income is generated in reais.

The Company’s foreign currency exposure is shown below:

	Consolidated

	June 30, 2009	December 31, 2008

Short term
Interest payable	US$ 5,108	5,166
Accounts payable to foreign suppliers	7,536	34,806
Programming	1,158	1,538

	13,802	41,510
Long term
Dollar denominated debt:
Perpetual Notes	150,000	150,000
Banco Inbursa loan	200,000	200,000

Liability exposure	US$ 363,802	391,510

In order to manage the risk of the effects of fluctuations of the Brazilian real against the US dollar, the Company entered into non-speculative foreign exchange swap contracts which are further discussed below in Derivative Financial Instruments. The counterparties on these swap contracts are the following banks: Santander, UBS, Bradesco, Deutsche and HSBC.

Interest rate risk

The Company and subsidiaries’ results are exposed to fluctuations in the floating interest rates on the financial instruments, and debts with variable interest rates, mainly CDI (Interbank Certificate of Deposit) and TJLP (Long Term Interest Rate).

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

9. Financial instruments (Continued)

c) Risks that affect the Company and its subsidiaries’ business are as follows (Continued)

Interest rate risk (Continued)

The Company’s interest rate exposure is as follows:

	June 30, 2009	December 31, 2008

Debentures 6th issue	US$ 299,489	250,957
Finame	109,709	76,482
Bank credit notes	88,382	74,185

Liability exposure	US$ 497,580	401,624

Credit risk

The Company maintains cash and cash equivalents with a number of first line financial institutions and does not limit its exposure to one institution in particular, according to its formal policy. The Company has investment funds with conservative profiles, which are represented mainly by units in local fixed-income investment funds, multi-portfolio funds, creditor rights investment funds and others aiming to get better profitability. The assets of the funds are comprised of first line public securities and private securities with low risk ratings, in line with the standards established by the Company. Management believes there is a low risk of default by the counterparties.

The concentration of credit risk in accounts receivable from subscribers is limited by the large number of subscribers who make up its customer base and the balance in the allowance for doubtful accounts is sufficient to provide for estimated collection losses.

Derivative financial instruments

The Company uses derivative financial instruments to mitigate its exposure to exchange risk in accordance with its risk mitigation policies which are implemented by management under the oversight of the Finance Committee and the Administration Council.

The Company only uses foreign exchange derivative instruments to protect a portion of its anticipated capital expenditures that are denominated in US dollars and the payment of interest on US dollar debt. Management has executed foreign currency swap agreements with a notional amount of US$178,135 which fixes the US dollar exposure for the next twelve months related to 100% of interest payable and equipment to be acquired from foreign suppliers. The Company has no US dollar debt obligations with short or medium term amortization.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

10. Fair value measurements

The Derivative financial instruments held by the Company are shown below:

	Reference value
	(notional)		Fair value

Description	06/30/2009	12/31/2008	06/30/2009	12/31/2008

Swap agreements	178,135	70,400	(28,377)	438

The net payable amount of US$28,377 is recorded as "Other Current Liabilities " in the balance sheet and during the period ended June 30, 2009 the Company recognized a gain of US$2,814 and a loss of US$32,290, resulting in a loss of US$29,476 related to derivative financial instruments which is recorded as other expenses.

The Company adopted FASB Statement 157 – Fair Value Measurements, (SFAS 157) on January 1, 2008, which increased the disclosures related to assets and liabilities measured at fair value on a recurring basis.

SFAS 157 defines fair value, establishes a framework for measuring fair value and expands disclosure for each major asset and liability category measured at fair value on either a recurring or nonrecurring basis. SFAS 157 clarifies that fair value is an exit price, representing the amount that would be received from the sale of an asset or paid to transfer a liability in an orderly transaction between market participants.

As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, SFAS 157 establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

• Level 1. Observable inputs such as quoted prices in active markets;

• Level 2. Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

• Level 3. Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Net Serviços de Comunicação S.A.

Notes to condensed consolidated interim financial statements (Unaudited) (Continued)
June 30, 2009 and December 31, 2008
(Thousands of United States dollars)

10. Fair value measurements (Continued)

Following is a summary of instruments that are valued at fair value:

Fair value measurements at June 30, 2009 using

	Balance at June 30, 2009	Quoted prices in active markets for identical assets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)

Description

Derivative instruments –
foreign exchange swap
contracts	(US$28,377)	US$-	(US$28,377)	US$-

The foreign exchange swap contracts are derivative instruments which are used to manage the risk of the effects of a major devaluation of the Brazilian real against the US dollar which are inputs, other quoted prices in active markets , that are observable either directly or indirectly.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2009

NET SERVIÇOS DE COMUNICAÇÃO S.A.

By:	/S/ João Adalberto Elek Jr.
João Adalberto Elek Jr. CFO and IRO

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.